SO 3-4-02



02006315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 25 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Arcadia Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

513 NW 13th Avenue, Suite 302
(No. and Street)

Portland	Oregon	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Taylor (503) 248-9762
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name — *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland,	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John G. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Investment Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


OFFICIAL SEAL
RAVEN L. KARAM
NOTARY PUBLIC - OREGON
COMMISSION NO. 336052
MY COMMISSION EXPIRES AUGUST 30, 2004

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of operations.
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arcadia Investment Corporation

Form X-17A-5 Part IIA

of the Focus Report of the

Securities and Exchange Commission

Year Ended December 31, 2001

ARCADIA INVESTMENT CORPORATION

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2001

GEFFEN
MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

February 5, 2002

888 S.W. FIFTH AVENUE, SUITE 800 • PORTLAND, OREGON 97204 • TELEPHONE: 503/221-0141 • 800/819-0141 • FAX: (503) 227-7924



ARCADIA INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION

December 31, 2001

Assets	
Cash and cash equivalents	$ 891,230
Deposit with carrying broker	50,000
Receivable from carrying broker	184,209
Equipment, net of accumulated depreciation $98,363	36,437
Investments	42,300
Deposits and other assets	23,840
	$ 1,228,016
Liabilities	
Accounts payable and accrued expenses	$ 202,678
Accrued profit sharing	106,634
Notes payable, shareholders	50,000
	359,312
Commitments	
Shareholders' equity	
Common stock, no par value; 10,000,000 shares authorized, 22,222 shares issued and outstanding	131,404
Retained earnings	737,300
	868,704
	$ 1,228,016

See notes to financial statements

Arcadia Investment Corporation
Statement of Operations

Year Ended December 31, 2001	
Revenues	
Commissions and other fees	$ 3,482,969
Interest income	39,346
	3,522,315
Expenses	
Employee compensation	1,577,341
Payroll taxes	59,884
Employee benefits	150,626
Commissions and floor brokerage	423,265
Communication	78,307
Depreciation and amortization	20,784
Dues and subscriptions	23,903
Insurance	6,566
Interest, other	3,257
Interest, shareholders	16,375
Miscellaneous	6,652
Postage	4,638
Professional fees	49,903
Regulatory fees	4,857
Rent	32,211
Supplies and printing	10,382
Taxes and licenses	27,027
Training and seminars	1,173
Travel and entertainment	53,564
	2,550,715
Net income	$ 971,600

See notes to financial statements

Arcadia Investment Corporation
Statement of Changes in Shareholders' Equity

Year Ended December 31, 2001

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balances at beginning of year	20,000	$ 50,000	$ 1,065,700	$ 1,115,700
Shares issued	2,222	81,404		81,404
Net income			971,600	971,600
Distributions			(1,300,000)	(1,300,000)
Balances at end of year	22,222	$ 131,404	$ 737,300	$ 868,704

See notes to financial statements

ARCADIA INVESTMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2001

Balance at beginning of period	$	95,000
Payment of liabilities pursuant to secured demand note collateral agreements	(	95,000)
Balance at end of year	$	-0-

See notes to financial statements

ARCADIA INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001	
Cash flows from operating activities	
Net income	$ 971,600
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	20,784
Change in operating assets and liabilities	
Receivable from carrying broker	123,050
Other receivables	1,574
Deposits and other assets	(6,100)
Accounts payable and accrued expenses	59,397
Accrued profit sharing	44,082
Total adjustments	242,787
Net cash provided by operating activities	1,214,387
Cash flows from investing activities	
Acquisition of equipment	(2,835)
Net cash used in investing activities	(2,835)
Cash flows from financing activities	
Proceeds from issuance of stock	81,404
Distributions to shareholders	(1,300,000)
Net cash used in financing activities	(1,218,596)
Net decrease in cash and cash equivalents	(7,044)
Cash and cash equivalents at beginning of year	898,274
Cash and cash equivalents at end of year	$ 891,230
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 19,632
Summary of significant noncash investing and financing activities	
Repayment of liabilities subordinated to claims of creditors secured by demand notes collateralized by marketable securities	$ 95,000

See notes to financial statements

YEAR ENDED DECEMBER 31, 2001

1. Line of business and significant accounting policies

Line of business
The Company operates principally as a fully disclosed securities broker dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services for capital resources.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Revenues from consulting activities and advisory services are recorded as fees when earned under the terms of the related agreements.

Concentrations of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Investments
Investments are valued at cost. Should market value differ from cost, unrealized gains or losses on investments would be included in the results of operations.

Equipment
Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets.

Income taxes
The Company, with the consent of its shareholders, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l. As a result, the minimum net capital required is the greater of $100,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2001, the Company has net capital and required net capital of $750,327 and $100,000, respectively, and a ratio of aggregate indebtedness to net capital of .41 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Accounts payable

Included in accounts payable are approximately $111,000 in checks issued that have not been presented to the bank for payment.

4. Notes payable, shareholders

9% notes payable, due on demand	$ 50,000

The above notes payable relate to assets necessary and essential to the business of the Company. The demand notes payable are collateralized by marketable securities, which are on deposit with the Company's carrying broker.

5. Commitments

Lease

The Company occupies office space under a lease expiring through December 2005, which is accounted for as an operating lease and has a sixth month cancellation provision. Future minimum lease payments under the initial lease terms are as follows:

Year ending December 31,	Minimum lease payments
2002	$ 34,314
2003	34,572
2004	37,320
2005	40,272
	$ 146,478

Shareholder agreement

The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase a shareholder's interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specified payment terms.

6. Employee benefit programs

The Company has a 401(k) Plan and effective December 31, 2001 the Company adopted a new pension plan covering substantially all employees who meet prescribed requirements. The Plan requires the Company to contribute an amount equal to 14.41% of each participant's eligible wages. A profit sharing contribution of approximately $106,000 was declared for the year ended December 31, 2001.

ARCADIA INVESTMENT CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2001

Net capital	
Total shareholders' equity	$ 868,704
Less	
Nonallowable assets	
Equipment	36,437
Deposits and other assets	23,840
	60,277
Net capital before haircut	808,427
Haircuts, cash equivalents and non-marketable investments	58,100
Net capital	$ 750,327
Aggregate indebtedness	
Accounts payable and accrued expenses and other liabilities	$ 309,312
Computation of basic net capital requirements	
Minimum net capital required	$ 100,000
Excess net capital	$ 650,327
Excess of net capital at 1,000%	$ 719,395
Ratio of aggregate indebtedness to net capital	.41 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2001.

YEAR ENDED DECEMBER 31, 2001

Exemptive provisions:

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN
MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Arcadia Investment Corporation for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arcadia Investment Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation might deteriorate.

888 S.W. FIFTH AVENUE, SUITE 800 • PORTLAND, OREGON 97204 • TELEPHONE: 503/221-0141 • 800/819-0141 • FAX: (503) 227-7924



MEMBER OF DFK INTERNATIONAL - AN AFFILIATION OF ACCOUNTING FIRMS WITH OFFICES IN PRINCIPAL CITIES THROUGHOUT THE WORLD

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Arcadia Investment Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Gyffen, Mesher & Company, P.C.

February 5, 2002